Exhibit 99.1

Ad hoc announcement pursuant to Art. 53 LR

Press release

SHL Telemedicine launches rights offering

Tel Aviv / Zurich, November 21, 2025 – SHL Telemedicine Ltd. (SIX Swiss Exchange: SHLTN) (“SHL” or the “Company”), a leading provider and developer of advanced personal telemedicine solutions, today announced the launch of a rights offering to raise gross proceeds of up to CHF 29.5 million. The rights offering refers to an offering to the existing shareholders of the Company of up to 49,178,262 newly issued ordinary shares (the “Offered Shares”), each with a nominal value of NIS 0.01, to be issued by way of an ordinary capital increase resolved by the Board of Directors. The offering is subject to certain restrictions based on residency and applicable securities laws.

SHL intends to use the net proceeds of the rights offering primarily to complete the strategic turnaround, with the primary objective of restoring sustainable profitability, i.e. by upgrading the operational information systems of SHL Germany, and by penetrating the U.S. SHL intends to significantly increase the sales and marketing budgets directed at the market.

Each holder of SHL shares after the close of trading on November 24, 2025 will be allotted one subscription right for each existing share held. Each subscription right entitles its holder to subscribe for three Offered Shares at the offer price of CHF 0.60 per share.

The rights exercise period will begin on November 25, 2025 and end at 12:00 noon (CET) on December 3, 2025. Rights that are not validly exercised by that time will expire without compensation. The rights will not be listed or traded on SIX Swiss Exchange or any other exchange. The Company expects to announce the number of shares issued based on rights exercised during the rights exercise period on or around December 3, 2025 after close of trading.

It is expected that the custodian banks will automatically credit the subscription rights to the securities accounts of the eligible shareholders at the beginning of the rights exercise period. Eligible shareholders should direct any questions regarding the exercise of their subscription rights to their custodian banks. Shareholders should note that custodian banks may set an earlier deadline for the exercise of subscription rights than the end of the official rights exercise period.

Application has been made from SIX Exchange Regulation to list the Offered Shares according to the International Reporting Standard. Trading in the new shares is expected to commence and delivery of the new shares against payment of the offer price will occur on or about December 5, 2025 under the ticker symbol SHLTN (ISIN IL0010855885, Valor 1128957).

The detailed terms of the capital increase and the rights issue are set out in the prospectus SHL has published today. Helvetische Bank AG, Zurich, acts as transaction manager for the rights offering (the “Transaction Manager”).

The Company, together with the Transaction Manager, reserves the right to extend or shorten the rights exercise period or terminate the rights offering, without any prior notice, at any time.

For further information, please contact:
Fabienne Farner, IRF, Phone : +41 43 244 81 42, farner@irf-reputation.ch

About SHL Telemedicine
SHL Telemedicine is engaged in developing and marketing personal telemedicine systems and the provision of medical call center services, with a focus on cardiovascular and related diseases, to end users and to the healthcare community. SHL Telemedicine offers its services and personal telemedicine devices to subscribers utilizing telephonic and Internet communication technology. SHL is listed on the SIX Swiss Exchange (SHLTN, ISIN: IL0010855885, Security No.: 1128957). For more information, please visit our web site at www.shl-telemedicine.com.

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This document is not an offer to sell or a solicitation of offers to purchase or subscribe for shares. This document is not a prospectus within the meaning of the Swiss Financial Services Act and not a prospectus under any other applicable laws. Copies of this document may not be sent to, distributed in or sent from jurisdictions in which this is barred or prohibited by law. The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, in any jurisdiction in which such offer or solicitation would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction. The offer and listing of any securities will be made solely by means of, and on the basis of, a prospectus which is to be approved by the competent review body and published.

This document constitutes advertising in accordance with article 68 of the Swiss Financial Services Act. Such advertisements are communications to investors aiming to draw their attention to financial instruments. Any investment decisions with respect to any securities should not be made based on this advertisement.

A decision to invest in securities of the Company should be based exclusively on the prospectus published by the Company for such purpose. Copies of such prospectus (and any supplements thereto) are available free of charge from the Company (Mr. Lior Haalman, Chief Financial Officer of the Company, SHL Telemedicine Ltd., 90 Yigal Alon St., Tel Aviv 6789130, Israel, liorh@shl-telemedicine.com).

This document is not for publication or distribution in the United States of America (including its territories and possessions, any State of the United States and the District of Columbia), Canada, Japan or Australia or any other jurisdiction into which the same would be unlawful. This document does not constitute an offer or invitation to subscribe for or purchase any securities in such countries or in any other jurisdiction into which the same would be unlawful. In particular, the document and the information contained herein should not be distributed or otherwise transmitted into the United States of America or to publications with a general circulation in the United States of America. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the laws of any state and may not be offered or sold in the United States of America absent registration under or an exemption from registration under the Securities Act. There will be no public offering of the securities in the United States of America.

The information contained herein does not constitute an offer of securities to the public in the United Kingdom. No prospectus offering securities to the public will be published in the United Kingdom. In the United Kingdom this document is only directed at persons who (i) are qualified investors and who are also (ii) investment professionals falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “FSMA Order”); (iii) persons falling within Articles 49(2)(a) to (d), “high net worth companies, unincorporated associations, etc.” of the FSMA Order and (iv) persons to whom an invitation or inducement to engage in investment activity within the meaning of Section 21 of the Financial Services and Markets Act 2000 may otherwise be lawfully communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In any member state of the European Economic Area (each a “Relevant State”) this document is only addressed to qualified investors in that Relevant State within the meaning of the Prospectus Regulation.

This publication may contain specific forward-looking statements, e.g. statements including terms like “believe”, “assume”, “expect”, “forecast”, “project”, “may”, “could”, “might”, “will” or similar expressions. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may result in a substantial divergence between the actual results, financial situation, development or performance of the Company and those explicitly or implicitly presumed in these statements. Against the background of these uncertainties, readers should not rely on forward-looking statements. The Company assumes no responsibility to up-date forward-looking statements or to adapt them to future events or developments.

Except as required by applicable law, the Company has no intention or obligation to update, keep updated or revise this publication or any parts thereof (including any forward-looking statement) following the date hereof.

Neither the Transaction Manager nor any of the Company’s advisors nor any of their subsidiary undertakings, affiliates or any of their respective directors, officers, employees, advisers, agents, alliance partners or any other entity or person accepts any responsibility or liability whatsoever for, or makes any representation, warranty or undertaking, express or implied, as to the truth, accuracy, completeness or fairness of the information or opinions in this announcement (or whether any information has been omitted from the announcement) or any other information relating to the group, its subsidiaries or associated companies, whether written, oral or in a visual or electronic form, and howsoever transmitted or made available or for any loss howsoever arising from any use of this announcement or its contents or otherwise arising in connection therewith. Accordingly, the Transaction Manager, the Company’s advisors and the other foregoing persons disclaim, to the fullest extent permitted by applicable law, all and any liability, whether arising in tort or contract or that they might otherwise be found to have in respect of this announcement and/or any such statement.

SHL Telemedicine
90 Yigal Alon St.
Tel-Aviv 6789132, Israel

T: +972.3.5612212
F: +972.3.6242414

www.Shl-Telemedicine.com